Exhibit 99.1

AUTOHOME INC. TO HOLD

2017 EXTRAORDINARY GENERAL MEETING ON JUNE 27, 2017

BEIJING, May 26, 2017 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China on June 27, 2017 at 10:00 a.m. (local time) to consider and vote on the proposal to approve, confirm and ratify the adoption of the Amended and Restated 2016 Share Incentive Plan. Holders of record of ordinary shares of the Company at the close of business on June 1, 2017 are entitled to notice of, to attend and vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. Since the Company is a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (the “Hong Kong Parent”), a company listed on the Hong Kong Stock Exchange, the Amended and Restated 2016 Share Incentive Plan is conditioned on the approval by the shareholders of the Hong Kong Parent pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Hong Kong Parent will be holding its general meeting on June 16, 2017 and the Amended and Restated 2016 Share Incentive Plan will be submitted to such meeting for approval. Therefore, the EGM will not be held as scheduled on June 27, 2017 in the event that the shareholders of the Hong Kong Parent do not approve the aforementioned plan at its general meeting on June 16, 2017. The Company will announce the cancellation of the EGM and notify the shareholders in such event.

Autohome has filed its annual report on Form 20-F (the “2016 Form 20-F”), including its audited financial statements, for the fiscal year ended December 31, 2016, with the U.S. Securities and Exchange Commission. The Amended and Restated 2016 Share Incentive Plan was filed as exhibit 4.65 to the 2016 Form 20-F. The 2016 Form 20-F can be accessed on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Vivian Xu, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, the People’s Republic of China, or by email to ir@autohome.com.cn. In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For further information, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com